Exhibit 99.3

CONSOLIDATED CAPITALIZATION OF BANK OF MONTREAL

The following table sets forth the consolidated capitalization of the Bank as at July 31, 2026.

As at
July 31, 2026
(in millions of Canadian dollars)

Subordinated Debt	7,495
Total Equity
Preferred Shares(1) and Other Equity Instruments(2)	7,706
Common Shares	23,473
Contributed Surplus	403
Retained Earnings	47,734
Accumulated Other Comprehensive Income	7,207
Total Shareholders’ Equity	86,523
Non-controlling Interest in Subsidiaries	50
Total Equity	86,573

Total Capitalization	94,068

Notes:
(1)Preferred Shares classified under Total Equity consist of Class B Preferred Shares Series 44, 50 and 52. For more information on the classification of Preferred Shares, please refer to Note 6 of the unaudited interim consolidated financial statements of Bank of Montreal for the nine months ended July 31, 2026.
(2)The Other Equity Instruments described under Total Equity consist of Additional Tier 1 Capital Notes and Limited Recourse Capital Notes, Series 2, 3, 4, 5 and 6. Please refer to Note 6 of the unaudited interim consolidated financial statements of Bank of Montreal for the nine months ended July 31, 2026.

DC_LAN01:249201.1